Exhibit 99.2

Confidential

SUBSCRIPTION AGREEMENT

Selina Hospitality PLC

27 Old Gloucester Street
London WC1N 3AX
United Kingdom

Selina Management Company UK Ltd

102 Fulham Palace Road
London W6 9PL

United Kingdom

Ladies and Gentlemen:

This Subscription Agreement (this “Subscription Agreement”) is being entered into effective as of June 26, 2023 (the “Signing Date”) by and between Selina Management Company UK Ltd, a company organized and existing under the laws of England, having company number 10975317 and a registered address of 102 Fulham Palace Road, London W6 9PL, United Kingdom (the “Borrower”), Selina Hospitality PLC, a company organized and existing under the laws of England and Wales, having company number 13931732 and a registered address of 27 Old Gloucester Street, London WC1N 3AX (the “Company”), and Osprey Investments Limited, a company incorporated under the laws of Cyprus, with its registered address at 9E Foti Pitta Street, 1065, Nicosia, Cyprus, with incorporation number HE 229246 (the “Lender”), in connection with the Lender’s subscription, on a future date to be determined as set out in this Subscription Agreement and upon satisfaction or waiver of each the closing conditions set out in Section 3 below, for a secured convertible promissory note in the form attached hereto as Exhibit A (the “Note”), to be issued by the Borrower in a private placement in the aggregate principal amount of $11,111,111 at a 10% discount, for a total subscription amount of $10,000,000 (the “Subscription Amount”) and the issue of 7,407,408 private warrants (substantially in the form of the Warrant Agreement entered into by the Company and certain other parties on the date hereof (the “Warrant Agreement”)) of the Borrower which will have a five-year term and an exercise price of $1.50 per share (the “Warrants”, and the ordinary shares issuable thereunder, the “Warrant Shares”; and, together with the Note and the Conversion Shares (as defined herein), the “Securities”); provided, however, that, except for any Prepayment Warrants (as defined in the Note), the Warrants may not be exercised within the first year from their date of issuance if the Warrants are exercised during the last three months of the five-year term, the exercise price shall be the lower of (i) $1.50 per share, and (ii) a price per share which is 30% higher than the average share price during the last 30 days before the exercise date. The Borrower intends to sell and issue the Note to the Lender and to allot to the Lender the Warrants in consideration for the Borrower’s receipt of the Subscription Amount.

The Borrower, the Company and the Lender are executing and delivering this Subscription Agreement in reliance upon the exemption from securities registration afforded by Regulation S under the Securities Act of 1933, as amended (the “Securities Act”).

At Closing (as defined below), the parties hereto shall execute and deliver the Investors’ Rights Agreement, in the form attached hereto as Exhibit B (the “Investors’ Rights Agreement”), the Warrant Agreement and the related Warrant Certificate, each in the form attached hereto as Exhibit C (the “Warrant Documents”) and the Security Agreements, in the forms attached hereto as Exhibit D (the “Security Agreements”). This Subscription Agreement, together with the Note, the Investors’ Rights Agreement, the Warrant Documents and the Security Documents and each of the other agreements entered into by the parties hereto and thereto in connection with the transactions contemplated hereby and thereby are collectively referred to herein as the “Transaction Documents”.

In connection therewith, and in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, set forth herein, and intending to be legally bound hereby, the Lender and the Borrower acknowledge and agree as follows:

1.	Subscription. The Lender hereby irrevocably agrees to subscribe for and agrees to purchase from the Borrower, and the Borrower agrees to issue and sell to the Lender for the Subscription Amount, in each case subject to fulfilment of the closing conditions set out in Section 3 below, or waiver thereof, and in each case subject to the satisfaction (or waiver thereof) other terms and conditions set forth herein, in the Note and the Warrant Documents. The Lender acknowledges that the Warrants will not be publicly tradeable or eligible for transfer via the Depository Trust Company.

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2.	Closing. Within three (3) business days after the satisfaction or waiver, as the case may be, of the Lender Closing Conditions set out in Section 3(b) below, to be notified by the Borrower to the Lender (the “Completion Conditions”), and subject to the satisfaction or waiver of the remaining Borrower Closing Conditions and Lender Closing Conditions, (i) the Borrower shall, upon payment of the Subscription Amount, issue the Note and the Company shall issue the Warrants (the date of registration of the Note and Warrants in the books of the Borrower and the Company, respectively, being the “Closing Date”); and (ii) the Lender shall deliver to the Borrower the Subscription Amount for the Note and Warrants, which amounts shall be paid by wire transfer of U.S. dollars, in immediately available funds, to the account specified by the Borrower (the “Closing”). For purposes of this Subscription Agreement, “business day” shall mean a day, other than a Saturday or Sunday, on which commercial banks in both New York, New York and London, United Kingdom are open for the general transaction of business. The parties shall use their reasonable efforts to complete (or cause to be completed) the Completion Conditions as soon as reasonably practicable after the Signing Date.

3.	Closing Conditions

a.	The obligation of the Borrower to consummate the sale and issuance of the Securities to the Lender at the Closing shall be subject to the following conditions, each of which may be waived in writing by the Borrower in its discretion (the “Borrower Closing Conditions”): (i) that no applicable governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby; (ii) that all representations and warranties of the Lender contained in this Subscription Agreement are true and correct in all material respects as of the date when made and as of the Closing Date (except for those representations and warranties that speak as of a specified earlier date, which shall be so true and correct in all material respects as of such specified earlier date), and consummation of the Closing shall constitute a reaffirmation by the Lender of each of the representations and warranties contained in this Subscription Agreement in all material respects as of the Closing Date (except those that speak as of a specified earlier date); (iii) the Lender shall have executed each of the Transaction Documents to which it is party and each other document to which it is a party in connection with the arrangements contemplated hereby and thereby; and (iv) the Company having obtained shareholder approval in general meeting to issue the Securities (“Shareholder Approval”).

b.	The obligation of the Lender to consummate the purchase of, and subscription for, the Securities at the Closing shall be subject to the following conditions, each of which may be waived in writing by the Lender in its discretion (the “Lender Closing Conditions”):

i.	that no applicable governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby;

ii.	that all representations and warranties of the Borrower and of the Company contained in the Transaction Documents shall be true and correct in all material respects as of the date made and as of the Closing Date as though made at that time (except for those representations and warranties that speak as of a specified earlier date, which shall be so true and correct in all material respects as of such specified earlier date) and the Borrower and the Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Borrower and Company, as applicable, at or prior to the Closing Date;

iii.	the Borrower and the Company shall have executed and delivered to Lender: (A) each of the Transaction Documents to which it is party and each other document to which it is a party in connection with the arrangements contemplated hereby and thereby and (B) the Note being purchased by the Lender at the Closing pursuant to this Agreement;

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iv.	the Lender shall have received the opinion of Greenberg Traurig, LLP, outside counsel to the Borrower, dated on the Closing Date, in a form reasonably acceptable to the Lender;

v.	each of the Borrower and the Company shall have delivered to the Lender a certificate evidencing the formation and good standing of the Borrower and the Company, as applicable, in its jurisdiction of formation issued by the Secretary of State (or comparable office) of such jurisdiction within ten (10) Business Days prior to the Closing Date;

vi.	each of the Borrower and the Company shall have delivered to the Lender a certified copy of the certificate of incorporation and articles of association of such entity within ten (10) Business Days prior to the Closing Date;

vii.	each of the Borrower and the Company shall have delivered to the Lender a certificate, executed by the Secretary of the Borrower and the Company and dated as of the Closing Dates, as to (a) the resolutions of its board of directors regarding the agreements and transactions contemplated hereby in a form reasonably acceptable to the Lender, (b) the governing documents of each of the Borrower and the Company, each as in effect at the Closing;

viii.	all documents, instruments, filings and recordations required by or reasonably necessary in connection with the Security Documents, including, without limitation, the Security Documents themselves, shall have been made, executed and delivered, as applicable, in accordance with the terms thereof and to the parties thereto, save for any security interests to be granted under the Security Documents and/or any filings or instruments to be entered into after the Closing Date, in each case in accordance with the Note;

ix.	the Company shall have notified the Nasdaq Global Market (the “Principal Market”) of the transactions contemplated hereby, including the applicable listing of additional shares notification to the Principal Market, and as of the Closing Date, the Principal Market shall not have made any objection (not subsequently withdrawn) to the Company in writing that the consummation of the transactions contemplated hereby would violate the Principal Market’s listing rules applicable to the Company and that if not withdrawn would result in the suspension or delisting of the Company’s ordinary shares from the Principal Market;

x.	to the extent required to give effect to the Company’s obligations pursuant to this Subscription Agreement and the other Transaction Documents, on or prior to the Closing Date, each of the Company shall deliver all irrevocable instructions to, and have received acknowledgement from, each relevant transfer agent, depositary or clearing system in order for the Company to perform its obligations pursuant to this Subscription Agreement and the other Transaction Documents;

xi.	each of the Company and the Borrower shall have obtained, as of the Closing Date, all governmental or regulatory consents and approvals, if any, necessary for the sale and issuance of the Securities;

xii.	the quotation or listing of the Company’s ordinary shares on the Principal Market shall not have been suspended, as of the Closing Date, by the SEC or the Principal Market, nor shall suspension have been threatened as of the Closing Date, either in writing by the SEC or the Principal Market or by virtue of the Company falling below the minimum listing maintenance requirements of the Principal Market; and

xiii.	the Borrower shall have obtained the Lender’s wire instructions on Lender letterhead duly executed by an authorised officer of the Lender,

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4.	Further Assurances.

a.	At the Closing, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the subscription as contemplated by this Subscription Agreement.

b.	At the Closing, the Company hereby undertakes to apply the Subscription Amount first to pay all professional fees accrued from 2 May 2023 and due by the Company as detailed within any invoice addressed to the Company from any legal, consultancy or similar professional services provider, including, professional fees due (i) in connection with this Agreement and the transactions contemplated by and, for the avoidance of doubt, (ii) all other professional fees accrued from 2 May 2023, whether or not specifically relating to this Agreement and the transactions contemplated by it.

5.	Borrower’s Representations and Warranties. The Borrower represents and warrants to the Lender that, as of the date hereof and as of the Closing Date:

a.	The Borrower is validly existing and in good standing under the laws of England and Wales. The Borrower has all requisite power and authority to own, lease and operate its properties and conduct its business as presently conducted and, subject to the Company obtaining Shareholder Approval, to enter into, deliver and perform its obligations under the Transaction Documents. The Borrower is duly qualified as a foreign entity to do business and is in good standing in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not reasonably be expected, individually or in the aggregate, to have a material adverse effect on the business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole, or the ability of the Borrower to meet any of its obligations under any of the Transaction Documents (a “Material Adverse Effect”).

b.	Selina RY Holding Inc. (“Selina RY”) is duly organized and validly existing and in good standing under the laws of Delaware, and it has the requisite power and authorization to own its properties and to carry on its business as now being conducted and as presently proposed to be conducted. Selina RY is duly qualified as a foreign entity to do business and is in good standing in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not reasonably be expected to have a Material Adverse Effect. The outstanding shares of capital stock of Selina RY have been duly authorised and validly issued, and are owned by Selina RY free and clear of all liens, encumbrances and equities and claims; and no options, warrants or other rights to purchase, agreements or other obligations to issue or rights to convert any obligations into shares of capital stock of Selina RY are outstanding.

c.	The issuance of the Note is duly authorized by the Borrower, and, when issued and delivered to the Lender against full payment therefor in accordance with the terms of the Transaction Documents, will constitute the valid and binding obligation of the Borrower free from all preemptive or similar rights (except for those which have been validly waived prior to the date hereof), taxes, liens and charges and other encumbrances with respect to the issue thereof, enforceable against the Borrower in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, reorganization, moratorium or other applicable laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.

d.	Upon issuance and delivery of the Note in accordance with the terms of the Transaction Documents, the Note will be convertible at the option of the Lender thereof into (i) ordinary shares of the Company (the “Ordinary Shares”) as provided in the Note or (ii) 37.7% of the share capital of Selina RY, in accordance with the terms of the Note; the maximum number of Ordinary Shares issuable upon conversion of the Note (the “Conversion Shares”) or the share capital of Selina RY, as applicable, including with respect to any accrued and unpaid interest thereon, will, subject to receipt of Shareholder Approval by the Company with respect to the Conversion Shares only, have been duly authorized and reserved by the Company and Selina RY, as applicable, and, when and, to the extent issued upon conversion of the Note in accordance with the terms of the Note, will be duly and validly issued, fully paid up and (in the case of Selina RY only) nonassessable, and will not have been issued in violation of any preemptive or similar rights created under the Company’s articles of association (as amended on or prior to the Closing Date), the governing documents of Selina RY or under the Companies Act 2006, with the holders of such Conversion Shares being entitled to all rights accorded to a holder of ordinary shares of the Company or capital shares of Selina RY, as applicable.

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e.	As of the Closing Date, the Warrants and the Warrant Shares issuable upon conversion of the Warrants (if any) have been or will, subject to receipt of Shareholder Approval by the Company, be duly authorized by the Company, and, when issued and delivered to the Lender against full payment therefor in accordance with the terms of the Transaction Documents, will constitute the valid and binding obligation of the Company free from all preemptive or similar rights (except for those which have been validly waived prior to the date hereof), taxes, liens and charges and other encumbrances with respect to the issue thereof, enforceable against the Company in accordance with their respective terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, reorganization, moratorium or other applicable laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.

f.	The Borrower has the requisite power and authority to enter into and perform is obligations under the Transaction Documents. The execution and delivery of the Transaction Documents by the Borrower and the consummation by the Borrower of the transactions contemplated hereby and thereby, including without limitation, the issuance of the Notes, the Warrants, the Conversion Shares, the Warrant Shares, the issuance of any share capital of Selina RY and the reservation for issuance and the issuance of the Conversion Shares and the Warrant Shares have been duly authorized by each of the Borrower’s and the Company’s board of directors and, other than (i) filings with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the resale registration statement, (ii) filings required by applicable state securities laws, and (iii) filings required by the Principal Market (collectively, the “Required Filings”), no further filing, consent or authorization is required by the Borrower, its board of directors, its stockholders, or Selina RY. The Transaction Documents have been duly executed and delivered by the Borrower and Selina RY, to the extent party thereto, and each constitute a legal, valid and binding obligation of the Borrower and Selina RY, as applicable, and, assuming that the Transaction Documents constitute the valid and binding agreement of the Lender and the other parties thereto, the Transaction Documents are enforceable against the Borrower in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, reorganization, moratorium or other applicable laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.

g.	The sale and issuance of the Securities, the compliance by the Borrower with all of the provisions of the Transaction Documents and the consummation of the transactions contemplated herein and therein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Borrower or any of its subsidiaries pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Borrower or any of its subsidiaries is a party or by which the Borrower or any of its subsidiaries is bound or to which any of the property or assets of the Borrower is subject that would reasonably be expected to have a Material Adverse Effect or materially affect the validity of the Securities or the legal authority of the Borrower to comply in all material respects with the terms of the Transaction Documents or the Securities; (ii) result in any violation of the provisions of the constitutional documents of the Borrower; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign (including foreign, federal and state securities laws and regulations and the rules and regulations of the Principal Market and including all applicable foreign, federal and state laws, rules and regulations), having jurisdiction over the Borrower or any of its properties, assuming the making of the Required Filings and except in the case of this clause (iii), that would reasonably be expected to have a Material Adverse Effect or materially affect the validity of the Securities or the legal authority of the Borrower to comply in all material respects with the Transaction Documents or the Securities.

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h.	The Borrower is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with (other than the Required Filings), any court or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by the Borrower of the Transaction Documents (including, without limitation, the issuance of the Securities), other the failure of which to obtain would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. All consents, authorizations, orders, filings and registrations which the Borrower is required to obtain pursuant to the preceding sentence have been obtained or effected on or prior to the Closing Date (or in the case of the filings detailed above, will be made timely after the Closing Date), and the Borrower is unaware of any facts or circumstances which might prevent the Borrower from obtaining or effecting any of the registration, application or filings contemplated by the Transaction Documents.

i.	Other than as disclosed to the Lender or as disclosed publicly (including in the SEC Documents (as defined below)), as of the date of this Subscription Agreement, the Borrower did not have Indebtedness (as defined in the Note) with a value in excess of $5,000,000 in the aggregate in the case of related obligations or is a party to any contract, agreement or instrument, the violation of which, or default under which, by the other party(ies) to such contract, agreement or instrument would reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect. The Borrower is not (i) in violation of any term of, or in default under, any contract, agreement or instrument relating to any indebtedness of the Borrower, except where such violations and defaults would not result, individually or in the aggregate, in a Material Adverse Effect, or (ii) a party to any contract, agreement or instrument relating to any indebtedness of the Borrower, the performance of which, in the judgment of the Borrower’s officers, has or is expected to have a Material Adverse Effect.

j.	Assuming the accuracy of the Lender’s representations and warranties set forth in Section 7, no registration under the Securities Act of 1933, as amended (the “Securities Act”) is required for the offer and sale of the Note by the Borrower to the Lender hereunder. The Note (i) was not offered by any form of general solicitation or general advertising (within the meaning of Regulation D) or any directed selling efforts (within the meaning of Regulation S) and (ii) is not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

k.	None of the Borrower nor any of its affiliates, nor any person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the issuance of the any of the Securities under the Securities Act, whether through integration with prior offerings or otherwise, or cause this offering of the Securities to require approval of stockholders of the Borrower for purposes of the Securities Act or any applicable stockholder approval provisions, including, without limitation, under the rules and regulation of any exchange or automated quotation system on which any of the securities of the Borrower are listed or designated for quotation.

l.	All factual disclosure provided to the Lender regarding the Borrower and its Subsidiaries, their businesses and the transactions contemplated hereby and thereby, furnished by or on behalf of the Borrower or any of its Subsidiaries was, when provided, true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

m.	The Borrower acknowledges that the Lender is not acting as a financial advisor or fiduciary of the Borrower or any of its Subsidiaries (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby, and any advice given by the Lender or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to the Lender’s purchase of the Securities. The Borrower further represents to the Lender that its decision to enter into the Transaction Documents has been based solely on the independent evaluation by the Borrower and its representatives.

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6.	Company Representations and Warranties. The Company represents and warrants to the Lender that, as of the date hereof and as of the Closing Date:

a.	The Company is validly existing under the laws of England and Wales. The Company has all requisite power and authority to own, lease and operate its properties and conduct its business as presently conducted to enter into, deliver and, subject to receipt of Shareholder Approval, perform its obligations under the Transaction Documents. The Company is duly qualified as a foreign entity to do business and is in good standing in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not reasonably be expected to have a Material Adverse Effect.

b.	As of the Closing Date, the Warrants and the Warrant Shares issued upon conversion of the Warrants (if any), subject to receipt of Shareholder Approval by the Company, will be duly authorized and, when issued and delivered to the Lender against full payment therefor in accordance with the terms of the Transaction Documents, will constitute the valid and binding obligation of the Company, free from all preemptive or similar rights (except for those which have been validly waived prior to the date hereof), taxes, liens and charges and other encumbrances with respect to the issue thereof, enforceable against the Company in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, reorganization, moratorium or other applicable laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.

c.	Upon issuance and delivery of the Note in accordance with the Transaction Documents, the Note will be convertible at the option of the Lender thereof into (i) the number of Ordinary Shares as provided in the Note or (ii) 37.7% of the share capital of Selina RY, in accordance with the terms of the Note; the maximum number of Conversion Shares or the share capital of Selina RY, as applicable, including with respect to any accrued and unpaid interest thereon, will, subject to receipt of Shareholder Approval by the Company with respect to the Conversion Shares only, have been or will be duly authorized and reserved by the Company and Selina RY, as applicable, and, when and, to the extent issued upon conversion of the Note in accordance with the terms of the Note, will be duly and validly issued, fully paid up and (in the case of Selina RY only) nonassessable, and will not have been issued in violation of any preemptive or similar rights created under the Company’s articles of association (as amended on or prior to the Closing Date), the governing documents of Selina RY or under the Companies Act 2006, with the holders of such Conversion Shares being entitled to all rights accorded to a holder of ordinary shares of the Company or capital shares of Selina RY, as applicable.

d.	The Company will, subject to receipt of the Shareholder Approval, have the requisite power and authority to enter into and perform is obligations under the Transaction Documents. The execution and delivery of this the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby (as applicable), including without limitation, the issuance of the Notes, the Warrants, the Conversion Shares, the Warrant Shares, the issuance of any share capital of Selina RY and the reservation for issuance of the Conversion Shares and the Warrant Shares have been or will, subject to receipt of Shareholder Approval, be duly authorized by the Company (as applicable) and no further filing, consent or authorization is required by the Company, its board of directors or its shareholders or of Selina RY. The Transaction Documents been duly authorized, executed and delivered by the Company and each constitutes a legal, valid and binding obligation of the Company and, assuming that the Transaction Documents each constitutes the valid and binding agreement of the Lender and the other parties thereto, is the Transaction Documents are enforceable against the Company in accordance with their terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, reorganization, moratorium or other applicable laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.

e.	The sale and issuance of the Securities, the compliance by the Company with all of the provisions of the Transaction Documents and the consummation of the transactions contemplated herein and therein, including the issuance of the Conversion Shares, the Warrants and the Warrant Shares, will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company is subject that would reasonably be expected to have a Material Adverse Effect or materially affect the validity of the Securities or the legal authority of the Company to comply in all material respects with the terms of the Transaction Documents, including the issuance of the Conversion Shares, the Warrants and the Warrant Shares; (ii) result in any violation of the provisions of the constitutional documents of the Company; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign (including foreign, federal and state securities laws and regulations and the rules and regulations of the Principal Market and including all applicable foreign, federal and state laws, rules and regulations), having jurisdiction over the Company or any of its properties, assuming the making of the Required Filings and except in the case of clause (iii), that would reasonably be expected to have a Material Adverse Effect or materially affect the validity of the Securities or the legal authority of the Company to comply in all material respects with the Transaction Documents or the Securities, including the issuance of the Conversion Shares, the Warrants and Warrant Shares.

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f.	Subject to receipt of Shareholder Approval, the Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration (other than the Required Filings) with, any court or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by the Company of the Transaction Documents (including, without limitation, the issuance of the Securities), other than the failure of which to obtain would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. All consents, authorizations, orders, filings and registrations which the Company is required to obtain pursuant to the preceding sentence have been obtained or effected on or prior to the Closing Date (or in the case of the filings detailed above, will be made timely after the Closing Date), and the Company is unaware of any facts or circumstances which might prevent the Company from obtaining or effecting any of the registration, application or filings contemplated by the Transaction Documents. The Company is not in violation of the listing requirements of the Principal Market and to the knowledge of the Company there are no facts or circumstances which would reasonably lead to delisting or suspension of the common stock of the Company. The issuance by the Company of the Conversion Shares, Warrants and/or the Warrant Shares shall not have the effect of delisting or suspending the common stock of the Company from the Principal Market.

g.	Assuming the accuracy of the Lender’s representations and warranties set forth in Section 7, no registration under the Securities Act is required for the issuance of the Conversion Shares and the offer and sale of the Warrants and the Warrant Shares by the Company to the Lender hereunder. The Warrants and the Warrant Shares (i) were not offered by any form of general solicitation or general advertising (within the meaning of Regulation D) or any directed selling efforts (within the meaning of Regulation S) and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

h.	None of the Company nor any of its affiliates, nor any person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the issuance of the any of the Securities under the Securities Act, whether through integration with prior offerings or otherwise, or cause this offering of the Securities to require approval of shareholders of the Company for purposes of the Securities Act or any applicable stockholder approval provisions, including, without limitation, under the rules and regulation of any exchange or automated quotation system on which any of the securities of the Company are listed or designated for quotation.

i.	The Company acknowledges that the Lender is not acting as a financial advisor or fiduciary of the Company or any of its Subsidiaries (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby, and any advice given by the Lender or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to the Lender’s purchase of the Securities. The Company further represents to the Lender that its decision to enter into the Transaction Documents has been based solely on the independent evaluation by the Company and its representatives.

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j.	The Company has timely filed all reports, schedules, forms, statements and other documents required to be filed by it to the SEC pursuant to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (and all the foregoing, and all exhibits included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the “SEC Documents”). The SEC Documents complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, as of their respective filing dates, and at the time they were filed did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of their respective filing dates, the financial statements of the Company included in the SEC Documents complied in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto as in effect as of the time of filing. Such financial statements have been prepared in accordance with IFRS (except (i) as may be otherwise indicated in such financial statements or the notes thereto or (ii) in the case of an unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of each of the Company and its subsidiaries, on a consolidated basis, at the respective dates thereof and the results of operations and cash flows for the periods indicated. The Company is not currently planning to amend or restate any of its financial statements (including, without limitation, any notes or any letter of the independent accountants of the Company with respect thereto) included in the SEC Documents, nor is the Company currently aware of facts or circumstances which would require the Company to amend or restate its financial statements, in each case, in order for any of its financial statements to be in material compliance with IFRS and the rules and regulations of the SEC. The Company has not been informed by its independent accountants that they recommend that the Company amend or restate any of its financial statements or that there is a need for the Company to do so.

k.	Other than as disclosed to the Lender or as disclosed publicly (including in the SEC Documents (as defined below)), since 1 January 2023 there has been no material adverse change and no material adverse development in the business, assets, liabilities, properties, operations, condition (financial or otherwise), results of operations of the Company or any of its subsidiaries (including, without limitation, the Borrower), taken as a whole, and there is no change known to the Company or the Borrower or any facts or circumstances that would reasonably be expected to give rise to or cause such a change, other than as disclosed to the Lender. Neither the Company nor any of its Subsidiaries (including, without limitation, the Borrower) has sought protection pursuant to any law or statute relating to bankruptcy, insolvency, reorganization, receivership, liquidation or winding up, and, none of its creditors has initiated or, to the knowledge of the Company or the Borrower, has threatened to initiate, involuntary bankruptcy proceedings against the Company or any of its Subsidiaries (including, without limitation, the Borrower). The Company and its Subsidiaries (including, without limitation, the Borrower), on a consolidated basis, are not as of the date hereof, and after giving effect to the Transaction Documents and the transactions contemplated hereby and thereby to occur at or subsequent to Closing, will not be insolvent.

l.	No event, liability, development or circumstance has existed or exists, or is contemplated to occur, as the date hereof or as of the Closing Date (as applicable), with respect to the Company, its subsidiaries or their respective business, properties, prospects, operations or financial condition that required disclosure by the Company on a Current Report or Form 6-K, or would require disclosure on Form 6-K within the four business days following the date hereof or the Closing Date (as applicable) upon such occurrence, and that has not been filed with the SEC.

m.	Neither the Company nor any of its subsidiaries is in violation of any judgment, decree or order or any statute, ordinance, rule or regulation applicable to the Company or any of its subsidiaries, except in all cases for violations which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Since October 27, 2022, (i) the Ordinary Shares have been listed or designated for quotation on the Principal Market, (ii) trading the Ordinary Shares has not been suspended by the SEC or the Principal Market and (iii) the Company has received no communication, written or oral, from the SEC or the Principal Market regarding the suspension or delisting of the Ordinary Shares from the Principal Market.

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n.	None of the officers, directors or employees of the Company or any of its subsidiaries is presently party to any transaction with the Company or any of its subsidiaries that would be required to be disclosed pursuant to Item 7.B of Form 20-F promulgated under the Exchange Act and that has not been disclosed in the SEC Documents.

o.	As of the date hereof, the issued share capital of the Company consisted of 99,693,691 Ordinary Shares. All of such outstanding shares are duly authorized and have been validly issued and fully paid. All of such outstanding shares are duly authorized and have been, or upon issuance, will be, validly issued and fully paid. Other than as disclosed to the Lender or as disclosed publicly (including in the SEC Documents (as defined below) and save in respect of up to, in total, 15,000 shares of Class B common stock in Selina RY in connection with an employee stock option plan:

a.	there are no outstanding options, warrants, rights or obligations to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any capital stock of the Company or any member of the Restricted Group (as defined in the Note) (other than intra-company), or contracts, commitments, understandings or arrangements by which the Company and any member of the Restricted Group (other than intra-company) is or may become bound to issue additional capital stock of the Company or any of such member of the Restricted Group or options, warrants, rights or obligations to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any capital stock of the Company or any member of the Restricted Group;

b.	there are no agreements or arrangements (other than as set forth in the Transaction Documents) under which the Company or any member of the Restricted Group is obligated to register the sale of any of their securities under the Securities Act;

c.	there are no outstanding securities or instruments of the Company or any member of the Restricted Group which contain redemption or similar provisions;

d.	there are no contracts, commitments, understandings or arrangements by which the Company or any member of the Restricted Group is or may become bound to redeem a security of the Company or any member of the Restricted Group; and

e.	there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities.

p.	Other than as disclosed to the Lender (including in Exhibit E hereto) or as disclosed publicly (including in the SEC Documents (as defined above)), as of December 31, 2022, the Company or any member of the Restricted Group (as defined in the Note) did not have (save for any intra-company or intra-group amounts) any Indebtedness (as defined in the Note) with a value in excess of $5,000,000 or is a party to any contract, agreement or instrument, the violation of which, or default under which, by the other party(ies) to such contract, agreement or instrument would reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect. The Company and the members of the Restricted Group are not (i) in violation of any term of, or in default under, any contract, agreement or instrument relating to any indebtedness of the Company or any member of the Restricted Group, except where such violations and defaults would not result, individually or in the aggregate, in a Material Adverse Effect, or (ii) a party to any contract, agreement or instrument relating to any indebtedness of the Company or any member of the Restricted Group, the performance of which, in the judgment of the Company’s officers, has or is expected to have a Material Adverse Effect.

q.	There are no actions, suits or proceedings by or before any arbitrator or governmental authority pending against or, to the actual knowledge of the Company, Borrower or Selina RY, without inquiry, threatened against of affecting the Company, the Borrower or Selina RY (i) as to which there is a reasonable possibility of an adverse determination and that, if adversely determined, could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect or (ii) that involve any Transaction Document or the Securities.

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r.	The Company and each of its subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company believes to be prudent and customary in the businesses in which the Company and its subsidiaries are engaged.

s.	The Company and each member of the Restricted Group has timely filed or caused to be filed all tax returns and reports required to have been filed and has paid or caused to be paid all taxes required to have been paid by it, except, (i) taxes that are being contested in good faith by appropriate proceedings and for which the Company or such Subsidiary, as appliable, has set aside on its books adequate reserves or (ii) to the extent that the failure to do so could not reasonably be expected to result in a Material Adverse Effect.

t.	Subject to the material weaknesses identified in the Company’s 2022 annual report on Form 20-F filed by the Company on April 28, 2023, (i) the Company maintains internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) that is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS; and (ii) the Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) that are effective in ensuring that information required to be disclosed by the Company in reports it filed or submits under the Exchange Act and under the Companies Act 2006 (UK) is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and the Companies Act 2006, including without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act and the Companies Act 2006 is accumulated and communicated to the Company’s management.

u.	The Company is eligible to register its Ordinary Shares for resale on Form F-1.

v.	The Company has not, and to its knowledge no on acting on its behalf has, taken, directly or indirectly, any action designed to cause or to result, or that could reasonably be expected to cause or result, in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities.

w.	The Company understands and acknowledges that the number of Conversion Shares issuable pursuant to the terms of the Note will increase in certain circumstances. The Company further acknowledges that its obligations to issue Conversion Shares and Warrant Shares pursuant to the terms of the Note in accordance with the Transaction Documents is absolute and unconditional regardless of the dilutive effect that such issuance may have on the ownership interests of other stockholders of the Company.

x.	All disclosure provided to the Lender regarding the Company and its Subsidiaries, their businesses and the transactions contemplated hereby, furnished by or on behalf of the Company or any of its Subsidiaries is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The Company acknowledges and agrees that the Lender does not make or has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 7.

y.	The Company has implemented and maintains in effect policies and procedures designed to ensure compliance by the Company, its Subsidiaries (including the Borrower) and their respective officers, directors, employees and agents with Anti-Corruption Laws and applicable Sanctions (in each case, as defined in the Note), and the Company, its Subsidiaries and their respective officers and directors and, to the knowledge of the Company, its employees and agents are in compliance with Anti-Corruption Laws and applicable Sanctions in all material respects and are not knowingly engaged in any activity that would reasonably be expected to result in the Company being designated as a Sanctioned Person. No issuance of the Securities or the use of proceeds, the transactions contemplated hereby and by the Transaction Documents will violate Anti-Corruption Laws or applicable Sanctions.

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z.	There are no material disagreements of any kind presently existing, or reasonably anticipated by the Company to arise, between the Company and the accountants formerly or presently employed by the Company. The Company’s position with respect to any fees owed to its accountants could not reasonably be expected to affect the Company’s ability to perform any of its obligations under any of the Transaction Documents.

7.	Lender Representations and Warranties. The Lender represents and warrants to the Borrower and the Company that:

a.	At the time the Lender was offered the Securities, it was, and as of the date hereof and as of the Closing Date is (i)(A) either a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act), or (B) not a U.S. person and located offshore (as such terms are defined in Regulation S under the Securities Act), (ii) is acquiring the Securities only for its own account and not for the account of others, or if the Lender is subscribing for the Securities as a fiduciary or agent for one or more investor accounts, the Lender has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Securities with a view towards, or for offer or resale in connection with, any public sale or distribution thereof in violation of the Securities Act; provided, however, that by making the representations herein, the Lender does not agree to hold any of the Securities for any minimum or other specific term and reserves the right to dispose of the Securities at any time in accordance with or pursuant to an effective registration statement under the Securities Act or an exemption from such registration and in compliance with applicable U.S. federal and state securities laws. The Lender has not taken any of the actions set forth in, and is not subject to, the disqualification provisions of Rule 506(d)(1) of the Securities Act. Also, the Lender is not an entity formed for the specific purpose of acquiring the Securities.

b.	The Lender acknowledges and agrees that the Securities are being offered in an offshore transaction (as such terms are defined in Regulation S under the Securities Act) and are not involving any public offering within the meaning of the Securities Act and that the offer and sale of the Securities has not been and are not being registered under the Securities Act or any U.S. state securities laws. The Lender acknowledges and agrees that except as otherwise provided herein, the Securities may not be offered, resold, transferred, pledged or otherwise disposed of by the Lender unless they are registered under the Securities Act and any other applicable U.S. state securities laws, except (i) to the Company or a subsidiary thereof, (ii) to non-U.S. persons pursuant to “offshore transactions” and following expiration of a 40-day “distribution compliance period” (each within the meaning of Regulation S under the Securities Act) or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of clauses (i) and (iii) in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that the certificates representing the Note shall contain a restrictive legend or notation to such effect.

c.	The Lender acknowledges and agrees that the certificates or other instruments representing the Note and the book-entry accounts maintained by the Company’s and Borrower’s transfer agent representing the Shares and the Warrant Shares, except has set forth in (b) above, will be subject to transfer restrictions and, as a result of these transfer restrictions, the Lender may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Securities and may be required to bear the financial risk of an investment in the Note for an indefinite period of time. The Lender acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, transfer, pledge or disposition of any of Securities. For purposes of this Subscription Agreement, “Transfer” shall mean any direct or indirect transfer, redemption, disposition or monetization in any manner whatsoever, including, without limitation, covenants and agreements included in this Subscription Agreement.

d.	The Lender acknowledges that there have been no representations, warranties, covenants and agreements made to the Lender by or on behalf of the Borrower, the Company or any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of the Borrower and the Company expressly set forth in Section 5 and Section 6 of this Subscription Agreement and in the Note.

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e.	The Lender’s acquisition and holding of the Securities will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law.

f.	The Lender acknowledges and agrees that the Lender has received access to, and has had an adequate opportunity to review, such financial and other information as the Lender deems necessary in order to make an investment decision with respect to the Securities, including, without limitation, reports and other documents filed or furnished, as applicable, by the Company with the SEC which include information with respect to the Company and the business of the Company and its subsidiaries and made its own assessment and is satisfied concerning the relevant tax and other economic considerations relevant to the Lender’s purchase of the Securities. The Lender acknowledges and agrees that the Lender and the Lender’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as the Lender and such Lender’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Securities.

g.	The Lender became aware of this offering of the Securities solely by means of direct contact between the Lender and the Borrower and the Company, and the Securities were offered to the Lender solely by direct contact between the Lender and the Borrower and the Company. The Lender did not become aware of this offering of the Securities, nor were the Securities offered to the Lender, by any other means. The Lender acknowledges that the Securities (i) were not offered by any form of general solicitation or general advertising or any directed selling efforts (within the meaning of Regulation S) and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws. The Lender acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Borrower, the Company or any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the representations and warranties of the Borrower and the Company contained in Section 5 and Section 6 of this Subscription Agreement, in making its investment or decision to purchase the Note.

h.	The Lender acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Securities (including, without limitation, the risks included in the 2022 annual report on Form 20-F filed by the Company on April 28, 2023 (the “2022 20-F”). The Lender acknowledges that it has received a copy of, and has read, the 2022 20-F. The Lender has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Securities, and the Lender has sought such accounting, legal and tax advice as the Lender has considered necessary to make an informed investment decision.

i.	Alone, or together with any professional advisor(s), the Lender has adequately analyzed and fully considered the risks of an investment in the Securities and determined that the Securities are a suitable investment for the Lender and that the Lender is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Lender’s investment in the Borrower or the Company, as applicable.

j.	In making its decision to purchase the Securities, the Lender has relied solely upon independent investigation made by the Lender. Without limiting the generality of the foregoing, the Lender has not relied on any statements or other information about the Borrower or the Company or the offer of the Securities provided by or on behalf of any bankers, counsel or advisors to the Borrower, the Company or their respective affiliates.

k.	The Lender acknowledges and agrees that no U.S. federal or state agency or any other government or governmental agency has passed upon or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities nor have such authorities passed upon or endorsed the merits of the offering of the Securities.

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l.	The Lender has been duly formed or incorporated and is validly existing and is in good standing under the laws of its jurisdiction of formation or incorporation, with power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.

m.	The execution, delivery and performance by the Lender of this Subscription Agreement are within the powers of the Lender, have been duly authorized and will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Lender is a party or by which the Lender is bound, and will not conflict with or violate any provisions of the Lender’s organizational documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable, except, in each case, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Lender to perform its obligations under the Subscription Agreement. The signature on this Subscription Agreement is genuine, and the signatory has been duly authorized to execute the same, and this Subscription Agreement has been duly executed and delivered by the Lender and constitutes a legal, valid and binding obligation of the Lender, and assuming this Subscription Agreement constitutes a valid and binding agreement of the Borrower and the Company, is enforceable against the Lender in accordance with its terms except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

n.	The Lender is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. The Lender agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that the Lender is permitted to do so under applicable law. If the Lender is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), the Lender maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, Lender maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including, without limitation, the OFAC List. To the extent required by applicable law, the Lender maintains policies and procedures reasonably designed to ensure that the funds held by the Lender and used to purchase the Securities were legally derived.

o.	The Lender has, and at the Closing will have, sufficient funds to consummate the purchase of the Securities and to pay the Subscription Amount pursuant to Section 2 above.

8.	Covenants.

a.	The Lender shall use its reasonable best efforts to timely satisfy each of the covenants hereunder and the conditions to be satisfied by it as provided herein. The Borrower and the Company shall use their reasonable best efforts to timely satisfy each of the covenants hereunder and the conditions to be satisfied by it as provided herein.

b.	Until the date on which the Note and Warrants are no longer outstanding and the Lender no longer holds any registrable securities of the Company (the “Reporting Period”), the Company shall use its reasonable best efforts to timely file all reports required to be filed with the SEC pursuant to the Exchange Act.

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c.	For so long as the Lender owns the Note or any of the Warrants, the Company covenants that at any time the Ordinary Shares shall be listed on the Principal Market or any Eligible Exchange the Company will list and keep listed, following registration of the Ordinary Shares and the Warrants with the SEC and for so long as the Ordinary Shares shall so be listed on the Principal Market or any Eligible Exchange, any Ordinary Shares issuable upon conversion of the Note or any of the Warrants. Further, so long as the Lender owns the Note or any of the Warrants, the Company shall (at its own expense) use its reasonable best efforts to maintain the listing of authorization for quotation (as the case may be) of the Ordinary Shares on the Principal Market or any other Eligible Exchange (as defined in the Note) and neither the Company nor any of its Subsidiaries shall take any action which would be reasonably expected to result in the delisting or suspension of the Ordinary Shares on the Principal Market.

d.	The Borrower and the Company acknowledge and agree that the Securities may, subject to applicable law, be pledged by the Lender in connection with a bona fide margin agreement or other loan financing arrangement that is secured by the Securities. The Borrower and the Company hereby agree to execute and deliver such documentation as a pledgee of the Securities may reasonably request in connection with a pledge of the Securities to such pledgee by the Lender.

e.	None of the Borrower, the Company, their Subsidiaries, their affiliates nor any Person acting on their behalf will take any action or steps that would require registration of the issuance of any of the Securities under the Securities Act.

9.	Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon (i) the mutual written agreement of each of the Lender and the Issuer, (ii) the occurrence of a material breach by a party, which material breach is not cured by such party within a period of five (5) business days after notice of the breach has been provided to it, or (iii) at any time in advance of the funding, the Company providing five (5) business days’ notice to the Lender of its intention to terminate (each a “Termination Event”); provided that nothing herein will relieve any party from liability for any willful and material breach of any covenant, agreement, obligation, representation or warranty hereunder prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from any such willful and material breach. Upon the occurrence of any Termination Event, any monies paid by the Lender to or on behalf of the Issuer in connection herewith shall promptly (and in any event within one business day) following the Termination Event be returned to the Lender. In the case of termination pursuant to clause (iii) of this Section 9, the Lender shall be entitled to its fee under the fee letter entered into between the Company and the Lender on or about the date hereof.

10.	Miscellaneous.

a.	Neither this Subscription Agreement nor any rights that may accrue to the Lender hereunder (other than the Note, the Warrants, the Warrant Shares issued on conversion of the Warrants (if any) acquired hereunder, the Conversion Shares issued upon conversion of the Note and the registration rights granted by the Company pursuant to Section 12) may be transferred or assigned.

b.	The Borrower and the Company may request from the Lender such additional information as either of them may deem necessary or advisable to register the resale of the Conversion Shares or the Warrant Shares, if any, issued upon conversion of the Note or the Warrants, as applicable, and the Lender shall promptly provide any such information so requested. Without limiting the generality of the foregoing or any other covenants or agreements in this Subscription Agreement, the Lender acknowledges that the Company may file a copy of this Subscription Agreement with the SEC as an exhibit to a current or periodic report, or a registration statement of the Company.

c.	The Lender acknowledges that the Borrower, the Company and others will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement. Prior to the Closing, the Lender agrees to promptly notify the Borrower and the Company if any of the acknowledgments, understandings, agreements, representations or warranties set forth in Section 7 above are no longer accurate in any material respect (other than those acknowledgments, understandings, agreements, representations and warranties qualified by materiality, in which case the Lender shall notify the Borrower and the Company if they are no longer accurate in any respect). The Lender acknowledges and agrees that each purchase by the Lender of any Securities will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by the Lender as at the time of purchase.

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d.	All of the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing.

e.	The provisions of this Subscription Agreement may not be modified, amended or waived except by an instrument in writing, signed by the Borrower, the Company and the Lender representing at least a majority of the total Subscription Amount. No failure or delay of either party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.

f.	This Subscription Agreement (including, without limitation, the schedule hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. Except as expressly set forth herein, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successor and assigns, and the parties hereto acknowledge that any such persons so referenced are third party beneficiaries of this Subscription Agreement for the purposes of, and to the extent of, the rights granted to them, if any, pursuant to the applicable provisions.

g.	Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

h.	If any provision of this Subscription Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

i.	This Subscription Agreement may be executed in one or more counterparts (including, without limitation, by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

j.	The parties hereto acknowledge and agree that irreparable damage would occur if any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement, without posting a bond or undertaking and without proof of damages, to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise.

k.	Any notice or communication required or permitted hereunder to be given to a Lender shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, to such address(es) or email address(es) set forth on the signature page hereto, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three (3) business days after the date of mailing to the address below or to such other address or addresses as the Lender may hereafter designate by notice to the Borrower or the Company, as applicable.

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l.	THIS SUBSCRIPTION AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK (REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF) AS TO ALL MATTERS (INCLUDING ANY ACTION, SUIT, LITIGATION, ARBITRATION, MEDIATION, CLAIM, CHARGE, COMPLAINT, INQUIRY, PROCEEDING, HEARING, AUDIT, INVESTIGATION OR REVIEWS BY OR BEFORE ANY GOVERNMENTAL ENTITY RELATED HERETO), INCLUDING MATTERS OF VALIDITY, CONSTRUCTION, EFFECT, PERFORMANCE AND REMEDIES. THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF (I) THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE CITY AND COUNTY OF NEW YORK, BOROUGH OF MANHATTAN OR (II) THE COURTS OF THE STATE OF NEW YORK LOCATED IN THE CITY AND COUNTY OF NEW YORK, BOROUGH OF MANHATTAN SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS SUBSCRIPTION AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS SUBSCRIPTION AGREEMENT AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS SUBSCRIPTION AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY SUCH COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN THIS SECTION 10(l) OF THIS SUBSCRIPTION AGREEMENT OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SUBSCRIPTION AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10(l).

11.	Non-Reliance and Exculpation. The Lender acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Borrower, the Company or any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the statements, representations and warranties of the Borrower and the Company expressly contained in Section 5 and Section 6 of this Subscription Agreement, in making its decision to purchase the Securities from the Borrower and the Company. The Lender acknowledges and agrees that none of (i) any other investor in the Borrower or the Company, or (ii) any financial or other advisor of Borrower or the Company, or (iii) any Non-Party Affiliate (as defined below) of any of the foregoing parties, shall have any liability to the Lender pursuant to, arising out of or relating to this Subscription Agreement, the negotiation of this Subscription Agreement, or the transactions contemplated hereby, including, without limitation, with respect to any action heretofore or hereafter taken or omitted to be taken by any such party in connection with the purchase of the Securities or with respect to any claim (whether in tort, contract or otherwise) for breach of this Subscription Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by or on behalf of the Borrower concerning the Borrower, any of its Non-Party Affiliates, this Subscription Agreement or the transactions contemplated hereby. For purposes of this Subscription Agreement, “Non-Party Affiliates” means each former, current or future officer, director, employee, partner, member, manager, direct or indirect equity holder or affiliate of the Borrower or any of the Borrower’s affiliates or any family member of the foregoing.

17

12.	Registration Rights.

a.	The Company shall prepare and, as soon as practicable, but in no event later than twenty (20) Business Days following the Closing Date (the “Filing Deadline”), file with the SEC (at its sole cost and expense) a resale registration statement (the “Registration Statement”) on Form F-1 covering the resale of all of the Required Registration Amount of Registrable Securities (as defined in the Investors’ Rights Agreement). The Registration Statement prepared pursuant hereto shall register for resale at least the number of Ordinary Shares and Warrants equal to the Required Registration Amount determined as of the date the Registration Statement is initially filed with the SEC, subject to adjustment as provided in Section 12(c). The Registration Statement shall contain (except if otherwise directed by the Lender) the “Plan of Distribution” and “Selling Shareholders” sections in a form reasonably satisfactory to the Lender. The Company shall use its reasonable best efforts to have such initial Registration Statement, and each other Registration Statement required to be filed pursuant to the terms of this Section 12, declared effective by the SEC as soon as practicable, but in no event later than the applicable Effectiveness Deadline for such Registration Statement (the “Effective Date”). By 5:30 p.m. New York time on the Business Day following the Effective Date, the Company shall file with the SEC in accordance with Rule 424 under the Securities Act the final prospectus to be used in connection with sale pursuant to the Registration Statement.

b.	Notwithstanding anything to the contrary in this Subscription Agreement, if the SEC prevents the Company from including any or all of the Registrable Securities proposed to be registered under the Registration Statement for the resale of the Registrable Securities pursuant to Rule 415 of the Securities Act, such Registration Statement shall register for resale such number of Registrable Securities which is equal to the maximum number of Registrable Securities as if permitted by the SEC. In such event, the number of Registrable Securities to be registered for each selling stockholder named in the Registration Statement shall be reduced pro rata among all such selling stockholders and, following the Effective Date, as promptly as practicable after being permitted to register additional Registrable Securities under Rule 415 of the Securities Act, the Company shall amend the Registration Statement or file a new Registration Statement to become effective as promptly as practicable. Unless required under applicable law, in no event shall any Investor be identified as a statutory underwriter in the Registration Statement; provided that if an Investor is required to be so identified as a statutory underwriter in the Registration Statement, the Investor will have the opportunity to persuade the applicable regulator that said disclosure is not required and, if unable to eliminate the legal requirement, to either consent to such disclosure or to agree to withdraw its Registrable Securities from the Registration Statement.

c.	In the event the number of Ordinary Shares available under a Registration Statement filed pursuant to this Section 12 is insufficient to cover the Required Registration Amount of the Registrable Securities required to be covered by such Registration Statement or the Lender’s allocated portion of the Registrable Securities pursuant to Section 12(b), the Company shall use its reasonable best efforts to amend the applicable Registration Statement, or file a new Registration Statement (on the short form available therefor if applicable), or both, so as to cover at least the Required Registration Amount as of the Trading Day immediately preceding the date of filing of such amendment or new Registration Statement, in each case, as soon as practicable, but in any event not later than fifteen (15) calendar days after the necessity therefor arises. The Company shall use its reasonable best efforts to cause such amendment and/or new Registration Statement to become effective as soon as practicable following the filing thereof.

18

d.	The Company shall keep each Registration Statement effective pursuant to Rule 415 at all times until the earlier of (i) the date as of which the Investors (as defined in the Investors’ Rights Agreement) may sell all of the Registrable Securities covered by such Registration Statement without restriction or limitation pursuant to Rule 144 and without the requirement to be in compliance with Rule 144(c)(1) (or any successor thereto) promulgated under the Securities Act, (ii) the date on which the Investors shall have sold all of the Registrable Securities covered by such Registration Statement or (iii) all of the Registrable Securities covered by such Registration Statement have ceased to be Registrable Securities.

e.	Following the filing of the Registration Statement on Form F-1, the Company shall use its commercially reasonable efforts to convert the F-1 Registration Statement to a Registration Statement on Form F-3, as soon as practicable after the Company is eligible to use Form F-3, provided that the Company shall maintain the effectiveness of the Registration Statement then in effect until such time as a Registration Statement on Form F-3 covering the Registrable Securities has been declared effective by the SEC or otherwise becomes effective automatically in accordance with the rules and regulations of the SEC.

f.	The Lender acknowledges and agrees that the Company may suspend, for a period of up to thirty (30) days the use of the Registration Statement if it reasonably determines, upon the advice of legal counsel, that the registration statement would fail to comply in any material respect with applicable U.S. securities laws, provided, that the Company shall promptly notify the Lender once such 30-day period ends; and, provided further, that such periods shall not exceed an aggregate of sixty (60) days during any three hundred sixty five (365) day period.

g.	If applicable, the Company shall use its reasonable best efforts to register and qualify, unless an exemption from registration and qualification applies, the resale by the Investors of the Registrable Securities covered by a Registration Statement under other such securities or “blue sky” laws of such jurisdictions in the United States as the Lender shall reasonably request.

h.	The Company’s obligations to include the Registrable Securities for resale in the Registration Statement are contingent upon the Lender furnishing to the Company, in writing, such information regarding the Lender, the Registrable Securities held by the Lender, the intended method of disposition of such Registrable Securities and such other information as shall be reasonably requested by the Company to effect the registration of such Registrable Securities, The Lender shall provide such information and execute such documents in connection with such registration as the Company may reasonably request to the extent the same are customary of a selling stockholder in a similar situation.

i.	Without limiting the remedies available to the Lender, the Company acknowledges that any failure by the Company to comply with its obligations under this Section 12 may result in material irreparable injury to the Lender for which there is no adequate remedy at law, that it would not be possible to measure damages for such injuries precisely and that, in the event of any such failure, the Lender may seek to obtain such relief as may be required to specifically enforce the Company’s obligation under this Section 12.

As used in this Section 12, “Required Registration Amount” means, as of any time of determination, the number of Registrable Securities equal the maximum number of Registrable Securities, respectively, issued or issuable pursuant to the terms of the Transaction Documents, as of the Trading Day immediately preceding the applicable date of determination and all subject to adjustment as provided in Section 12(c), without regard to limitations on conversion and/or redemption of the Notes and Warrants, provided that the maximum number of Ordinary Shares included in the Required Registration Amount as of any time of determination shall be the number of Ordinary Shares then approved by the Company’s shareholders for issuance.

As used in this Section 12, “Effectiveness Deadline” means the date which is the earlier to occur of (x) one hundred and twenty (120) calendar days after the date on which the Registration Statement is filed with the SEC and (y) the fifth (5th) Business Day after the date the Company is notified (orally or in writing), whichever is earlier) by the SEC that the Registration Statement will not be reviewed or will not be subject to further review; provided, however, that if the Effectiveness Deadline falls on a Saturday, Sunday or other day that the SEC is closed for business, the Effectiveness Deadline shall be extended to the next Business Day on which the SEC is open for business.

13.	Disclosure. The Company may, if it deems appropriate within four (4) business days following the date of this Subscription Agreement, issue one or more press releases and/or file with the SEC a report on Form 6-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby. Upon the issuance of the Disclosure Document, to the actual knowledge of Company, the Lender shall not be in possession of any material, non-public information received from the Company or any of its officers, directors, or employees or agents.

[Signature pages follow]

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IN WITNESS WHEREOF, the Lender has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

OSPREY INVESTMENTS LIMITED

By: /s/ Giorgos Georgiou

Print name: Giorgos Georgiou

Title: Director

Date: 26 June 2023

20

IN WITNESS WHEREOF, the Company has accepted this Subscription Agreement as of the date set forth below.

SELINA HOSPITALITY PLC

By: /s/ RAFAEL MUSERI

Print name: Rafael Museri

Title: Director

Date: 26 June 2023

21

IN WITNESS WHEREOF, the Borrower has accepted this Subscription Agreement as of the date set forth below.

SELINA MANAGEMENT COMPANY UK LTD

By: /s/ RAFAEL MUSERI

Print name: Rafael Museri

Title: Director

Date: 26 June 2023

22

EXHIBIT A

CONVERTIBLE PROMISSORY NOTE

23

EXHIBIT B

INVESTORS’ RIGHTS AGREEMENT

24

EXHIBIT C

Warrant Documents

25

EXHIBIT D

Security Agreements

26

EXHIBIT E

GROUP DEBT AS OF DECEMBER 31, 2022

27

December 31, 2022	12/31/2022 Principal Balance	2023 Payment	2024 Payment	25 Onwards Payme	2025 Payment	2026 Payment	& Onwards Paym	Total
Bank Itau Medellin	9,253	9,253	-	-	-	-	-	9,253
Banistmo Panama (Credit line NO Rotativa)	1,892,395	544,533	643,539	841,551	594,036	247,515	-	2,029,623
Banistmo Panama (Credit line Rotativa)	1,513,350	1,513,350	-	-	-	-	-	1,513,350
Banco de Credito de Peru	59,637	59,637	-	-	-	-	-	59,637
Banco de Credito de Peru	34,635	34,635	-	-	-	-	-	34,635
147.5m convertible loan	147,500,000	8,948,333	8,850,000	165,200,000	8,850,000	156,350,000	-	182,998,333
JPMorgan Chase Bank (PPP)	271,009	271,009	-	- - - -	271,009
JPMorgan Chase Bank (PPP)	82,757	82,757	-	- - - -	82,757
TD Bank (PPP)	2,036,444	706,947	1,329,497	- - - -	2,036,444
IDB	31,345,205	7,146,339	5,993,655	31,639,038	8,072,234	10,160,773	13,406,031	44,779,032
Leumi	430,051	291,563	81,401	81,132	67,629	13,504	-	454,097
Mizrahi	7,007,723	386,452	1,413,288	6,158,574	1,434,252	1,388,189	3,336,133	7,958,315
Isracard	918,151	303,122	303,136	221,265	221,265	-	-	827,524
Wiclow Corp	756,067	756,068	-	-	-	-	-	756,068
Benjamin Te´eni	809,087	1,232,997		-				1,232,997
Millenial Hospitality Investments	2,349,737	563,509	222,056	2,886,728	222,056	222,056	2,442,616	3,672,292
Mogno	18,663,423	2,001,113	2,017,465	30,678,537	2,011,909	1,994,918	26,671,709	34,697,114
Arcstone	3,644,388	482,404	482,404	7,115,459	482,404	482,404	6,150,651	8,080,268
Arcstone Portfolio 2 Limited	1,394,192	183,378	183,378	2,704,829	183,378	183,378	2,338,073	3,071,586
Arcstone Loan Notes Portofolio 1 Limited	3,895,776	499,644	499,644	7,244,839	499,644	499,644	6,245,551	8,244,127
Arcstone Portfolio 3 Limited	1,828,649	222,420	222,420	3,391,910	222,420	222,420	2,947,069	3,836,751
Arcstone Portfolio 3 Limited	776,029	94,932	94,932	1,447,715	94,932	94,932	1,257,850	1,637,579
Wombats GmbH	1,957,937	221,912	221,912	1,630,575	221,912	221,912	1,186,750	2,074,399
W Capital	961,628	107,264	107,264	1,598,536	107,264	107,264	1,384,007	1,813,064
W Capital	831,711	91,630	91,630	1,382,099	91,630	91,630	1,198,839	1,565,359
AA Capital	1,387,426	136,685	136,685	1,993,732	136,685	136,685	1,720,361	2,267,102
Dorado Selina Trust	3,689,379	376,529	376,529	4,821,682	376,529	376,529	4,068,624	5,574,740
Arcstone Holdings Limited	485,475	86,788	86,788	1,366,908	86,788	86,788	1,193,332	1,540,483
TELEDUTOS OPERAÇÕES DE CRÉDITO E FI	138,563	21,126	27,027	125,622	25,723	24,441	75,458	173,774
Margate Holdings Limited	656,252	266,791	247,909	243,956	148,342	56,037	39,577	758,656
Hagag	10,280,385	1,903,337	2,073,252	14,496,258	1,056,374	1,056,374	12,383,511	18,472,847
Gabay	5,044,897	986,886	730,937	6,314,745	364,203	364,203	5,586,339	8,032,568
YAM	11,147,783	11,448,000	1,530,142	-	12,978,142	-	-	-
DD3 Hipotecaria	7,221,997	7,954,227	-	-	7,954,227	-	-	-
Fundacion Galapagoz	844,500	937,395	-	-	937,395	-	-	-
Arrendadora Host SL, S.A. de C.V	1,933,498	255,784	2,189,282	-	2,445,066	-	-	-
Seranila Investments Corp.	3,186,171	3,443,595	-	-	3,443,595	-	-	-
Dalumi Investments Central America Ltd	581,260	581,260	-	-	581,260	-	-	-
Dalumi	1,686,388	-	1,686,388	-	1,686,388	-	-	-
Prevoius Shareholder Loan	174,861	174,861	174,861	-	-	-	-	-
166 2nd LLC	4,015,000	-	-	-	-	-	-	-
	283,443,069	55,328,470	31,842,562	293,585,690	25,571,610	174,381,597	93,632,482	380,756,721